Att 6-10-03

03015814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 6-5-03

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED MAY 2 3 2003 WASHINGTON, D.C. 180 SECTION

| SEC FILE NUMBER |
|---|
| 8- 36625 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investment Bank Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

Louisville (City) Kentucky (State) 40205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher L. Hargrove 502-451-6633
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chilton & Medley, PLC
(Name – *if individual, state last, first, middle name*)

1100 Starks Building (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 22nd day of May, 2003.

Signature

President

Title

Notary Public

Notary Public, State at Large, KY
My commission expires Sept. 30, 2006.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Investment Bank Services, Inc.**
**(a wholly-owned subsidiary of**
**Professional Bank Services, Inc.)**

**Financial Statements**

**Years Ended March 31, 2003 and 2002**

**Investment Bank Services, Inc.**

**Table of Contents**

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditors' Report on Financial Statements

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying balance sheets of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of March 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Bank Services, Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
April 22, 2003

502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

**Investment Bank Services, Inc.**
**Balance Sheets**
**March 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash | $ 24,591 | $ 23,737 |
| Short-term investment | 10,000 | 10,000 |
| Interest receivable | 65 | - |
| Prepaid expenses | 352 | 352 |
| Total Current Assets | 35,008 | 34,089 |
| Investment in Closely-held Entity | 25,000 | - |
| Total Assets | $ 60,008 | $ 34,089 |
| Liabilities and Stockholder's Equity | | |
| Liabilities | $ - | $ - |
| Stockholder's Equity | | |
| Common stock, $.01 par value, 100 shares authorized, issued and outstanding | 1 | 1 |
| Additional paid-in capital | 55,999 | 30,999 |
| Retained earnings | 4,008 | 3,089 |
| | 60,008 | 34,089 |
| Total Liabilities and Stockholder's Equity | $ 60,008 | $ 34,089 |

The accompanying notes are an integral part of these financial statements.

**Investment Bank Services, Inc.**
**Statements of Income**
**Years Ended March 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Revenues | $ 615,000 | $ 1,674,002 |
| Expenses | | |
| Consultant fees | 605,500 | 1,669,000 |
| Accounting fees | 2,925 | 2,760 |
| Filing fees | 4,684 | 1,363 |
| Insurance | 603 | 603 |
| Taxes and licenses | 674 | 630 |
| Miscellaneous | 24 | 20 |
| | 614,410 | 1,674,376 |
| Income (Loss) from Operations | 590 | (374) |
| Other Income | | |
| Interest income | 329 | 494 |
| Net Income | $ 919 | $ 120 |

The accompanying notes are an integral part of these financial statements.

**Investment Bank Services, Inc.**
**Statements of Stockholder's Equity**
**Years Ended March 31, 2003 and 2002**

| | Common Stock Number of Shares | Common Stock Amount | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at March 31, 2001 | 100 | $ 1 | $ 30,999 | $ 2,969 | $ 33,969 |
| Net Income for 2002 | - | - | - | 120 | 120 |
| Balance at March 31, 2002 | 100 | 1 | 30,999 | 3,089 | 34,089 |
| Contribution of capital | - | - | 25,000 | - | 25,000 |
| Net Income for 2003 | - | - | - | 919 | 919 |
| Balance at March 31, 2003 | 100 | $ 1 | $ 55,999 | $ 4,008 | $ 60,008 |

The accompanying notes are an integral part of these financial statements.

**Investment Bank Services, Inc.**
**Statements of Cash Flows**
**Years Ended March 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net income | $ 919 | $ 120 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in: | | |
| Accounts receivable | - | 25,000 |
| Filing fees refundable | - | 3,640 |
| Interest receivable | (65) | - |
| Accounts payable | - | (23,400) |
| Net Cash Provided by Operating Activities | 854 | 5,360 |
| Cash Flows from Investing Activities | | |
| Maturities of short-term investments | 20,000 | 20,000 |
| Repurchase of short-term investments | (20,000) | (20,000) |
| Purchase of investment in closely-held entity | (25,000) | - |
| Net Cash Used by Investing Activities | (25,000) | - |
| Cash Flows from Financing Activities | | |
| Additional paid-in capital contribution | 25,000 | - |
| Net Cash Provided by Financing Activities | 25,000 | - |
| Increase in Cash | 854 | 5,360 |
| Cash at Beginning of Year | 23,737 | 18,377 |
| Cash at End of Year | $ 24,591 | $ 23,737 |

The accompanying notes are an integral part of these financial statements.

**Investment Bank Services, Inc.**
**Notes to Financial Statements**
**March 31, 2003 and 2002**

**Note A - Nature of Organization and Operations**

Investment Bank Services, Inc. ("the Company") is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes.

**Note B - Summary of Significant Accounting Policies**

1. Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Investments: The Company's short-term investment consists of a certificate of deposit and is carried at cost which is equal to the fair value. The non-current investment is common stock in a non-publicly traded company. The investment was originally recognized at cost, the fair value at purchase, and is carried at cost subject to nontemporary impairment.

3. Revenue and Cost Recognition: Revenues associated with the sale or conversion of financial institutions is recognized at the time the transaction is completed and the income is reasonably determined. Contingent expenses associated with activities, such as consultant fees and certain legal fees, are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company. Other operating expenses are accounted for on the accrual basis of accounting.

4. Income Taxes: In regard to the Company, determination of income for income tax purpose does not differ materially from generally accepted accounting principles. For purposes of federal income tax reporting, the Company files a consolidated return with the Parent Company. State and local income tax returns are computed on a separate entity basis.

**Note C - Short-term Investment**

The Company holds a six-month certificate of deposit in the amount of $10,000. Interest earned on this investment fluctuates based on the market at the time of renewal. The cost of the short-term investment approximates market value at March 31, 2003 and 2002.

**Investment Bank Services, Inc.**
**Notes to Financial Statements (Continued)**
**March 31, 2003 and 2002**

**Note D - Investment in Closely-held Entity**

During the year ended March 31, 2003, the Company acquired an investment in a non-publicly traded company. The investment is stated at its original purchase price (fair value) of $25,000. The Company has determined that the investment is not impaired as of March 31, 2003.

**Note E - Related Party Transactions**

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but generally contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. Consultant fee expense to the Parent Company under this arrangement was $605,500 in 2003 and $1,669,000 in 2002.

**Note F - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by the rule. At March 31, 2003 and 2002, the Company has net capital of $34,542 and $33,737, respectively, which is in excess of the minimum requirement for the Company of $5,000.

**Note G - Concentrations Of Risk**

Two engagements represent 88% of total revenues for 2003. For 2002, two engagements represented 96% of total revenues.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

**Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission**

To the Board of Directors
Investment Bank Services, Inc.

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a wholly-owned subsidiary of Professional Bank Services, Inc.) as of and for the years ended March 31, 2003 and 2002, and have issued our report thereon dated April 22, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
April 22, 2003



502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

**Supplementary Information**
**Required by Rule 17a-5 of**
**the Securities and Exchange Commission**

**Investment Bank Services, Inc.** **Schedule 1**
**Schedules of Computation of Net Capital Under**
**Rule 15c3-1 of the Securities and Exchange Commission**
**March 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Net Capital | | |
| Total Stockholder's Equity | $ 60,008 | $ 34,089 |
| Non-Allowable Assets | | |
| Prepaid insurance | (352) | (352) |
| Interest receivable | (65) | - |
| Investment in closely-held entity | (25,000) | - |
| | (25,417) | (352) |
| Net Capital before Haircut on Short-term Investment | 34,591 | 33,737 |
| Haircuts on Short-term Investment | | |
| Certificate of deposit penalty | (49) | - |
| Net Capital | $ 34,542 | $ 33,737 |

There are no differences between net capital as reported above for the years ended March 31, 2003 and 2002, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of March 31, 2003 and 2002.

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

**Investment Bank Services, Inc.** **Schedule 2**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**March 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Total Credit Items | $ - | $ - |
| Total Debit Items | - | - |
| Excess of Total Debits Over Total Credits | $ - | $ - |
| Required Deposit | None | None |

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

**Investment Bank Services, Inc.** **Schedule 3**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**March 31, 2003**

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(1):

- The Company is not an insurance company of any type and the Company does not have any transactions with registered investment companies. The Company does not have any dealer transactions (Section (k)(1)(i)).
- The Company's transactions as a broker (agent) are limited to the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States (Section (k)(1)(ii)).
- All funds and securities are promptly transmitted / delivered; no funds or securities are held and no money or securities are owed to customers (Section (k)(1)(iii)).
- The Company is not an insurance company of any type. (Section (k)(1)(iv)).

See independent auditors' report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

CHILTON & MEDLEY
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5

To the Board of Directors
Investment Bank Services, Inc.

In planning and performing our audits of the financial statements of Investment Bank Services, Inc. ("the Company"), for the years ended March 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(1). The Company is exempt from Rule 15c3-3 under the exemption provisions of section (k)(1). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly



502.587.1719 / FAX 584.0558
2500 MEIDINGER TOWER
462 SOUTH FOURTH STREET
LOUISVILLE, KY 40202-3471
WWW.CMCPA.COM

to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chilton & Medley PLC

CHILTON & MEDLEY PLC
Louisville, Kentucky
April 22, 2003